[Pogo Letterhead]

December 14, 2005

Via facsimile and EDGAR

Mr. Barry Stem

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington D.C. 20549-7010

Re:          Pogo Producing Company

Letter Dated November 16, 2004

10-K for the Year Ended December 31, 2004

File No. 1-7792

Dear Mr. Stem:

We are responding to a comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated November 16, 2005 relating to Pogo Producing Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”) (File No. 1-7792). For your convenience, our response is prefaced by the text of the comment (in bold text).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Reserves, page 17

Present value of estimated future net revenues, before income taxes, more commonly called PV-10, represents a non-GAAP measure. Its use and disclosure is required to comply with Item 10 of Regulation S-K. Reconcile PV-10 to the most directly comparable GAAP measure, which would be the standardized measure, as set forth in paragraph 30 of SFAS 69.

Response:

In its letter of November 9, 2004 relating to our Annual Report on Form 10-K for the Year Ended 2003, the Staff commented that, “for comparison and clarity,” our presentation of PV-10 be amended either to disclose the standardized measure as well or to explain that the standardized measure is the present value of estimated future net revenues after estimated income taxes.  In response to that comment, we agreed to supplement the PV-10 disclosure in future filings made pursuant to the Securities Exchange Act of 1934 (“Exchange Act”) with the following two sentences:

The present value amounts set forth in the above table are, as indicated, before income taxes. For the Company’s standardized measure of discounted future net cash flows from production of proved reserves, calculated after the estimated effect of future income taxes, see “Unaudited Supplementary Financial Data—Oil and Gas Producing Activities.”  (Letter from Pogo Producing Company to Mr. H. Roger Schwall dated December 8, 2004)

In accordance with our response, we included these two sentences on page 19 of the 2004 10-K in the explanatory paragraph that follows the PV-10 disclosures.

In light of the foregoing, we respectfully submit that no further disclosure in the 2004 10-K should be required.  In an effort to accommodate the view of the Staff, we propose to reconcile PV-10 to the standardized measure in future filings made pursuant to the Exchange Act that disclose a PV-10 amount.

The company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the 2004 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert Staff comments as a defense in any proceeding by the Securities and Exchange Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II
James P. Ulm, II